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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tumbleweed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

899690101
(CUSIP Number)

with a copy to
Gerald Mansbach c/o Mansbach Metal Co. 1900 Front Street Ashland, Kentucky 41101	Ivan M. Diamond, Esq. Greenebaum Doll & McDonald PLLC 3300 National City Tower Louisville, KY 40202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gerald Mansbach

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 2,398,002
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power —
With
	(9)	Sole Dispositive Power 2,398,002

	(10)	Shared Dispositive Power —

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,398,002 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 2,801,932 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 40.5%

(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 46.2%)

14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Terrance A. Smith

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 213,669(1)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power —
With
	(9)	Sole Dispositive Power 213,669(1)

	(10)	Shared Dispositive Power —

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

213,669(1) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 2,801,932 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 3.5%

(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 46.2%)

14)	Type of Reporting Person (See Instructions) IN

/1/	Includes options to purchase 133,745 shares, currently exercisable or excisable within 60 days of the date hereof.

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) David M. Roth

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 19,084(2)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power 171,177(3)
With
	(9)	Sole Dispositive Power 19,084(2)

	(10)	Shared Dispositive Power 171,177(3)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

190,261(2)(3) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 2,801,932 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 3.2%

(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 46.2%)

14)	Type of Reporting Person (See Instructions) IN

/2/	Includes options to purchase 13,833 shares, currently exercisable or excisable within 60 days of the date hereof.
/3/	Includes 75,441 shares held by Mr. Roth's wife, and 95,736 shares held by or beneficially owned by entities controlled by members of his family.

        This Amendment No. 2 is being filed jointly by Gerald Mansbach, Terrance A. Smith and David M. Roth (collectively, the "Reporting Persons") to amend the Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on May 15, 2001 by Mr. Mansbach, as amended by Amendment No. 1 filed by Mr. Mansbach with the SEC on December 13, 2001 (as amended the "13D"). It relates to the common stock, par value $.01 per share (the "Shares") of Tumbleweed, Inc. (the "Company"). Capitalized terms used herein without definition shall have the meanings set forth in the Original 13D.

Item 2. Identity and Background.    Item 2 of the 13D is hereby amended by adding the following information:

          (a)  The Reporting Persons now include Terrance A. Smith and David M. Roth.

          (b)  Mr. Smith's business address is Tumbleweed, Inc., 2301 River Road, Suite 200, Louisville, Kentucky 40206. Mr. Roth's business address is 200 South Fifth Street, Louisville, KY 40202.

          (c)  Mr. Smith is President and Chief Executive Officer of the Company. Mr. Roth is an attorney and a director of the Company.

          (d)  During the last five years, neither Mr. Smith nor Mr. Roth has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e)  During the last five years, neither Mr. Smith nor Mr. Roth has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f)    Mr. Smith and Mr. Roth are citizens of the United States.

Item 3. Sources and Amounts of Funds or Other Consideration.    Item 3 of the 13D is hereby amended by adding the following information:

          It is anticipated that the source of funds for the transactions proposed by the Reporting Persons described in Item 4 will be loans from banks and other institutional lenders. The terms of such loans have not yet been determined. The amount of funds required will equal the offer price multiplied by the Shares acquired, e.g. $5,714,208.5, plus expenses of the Offering. The Reporting Persons anticipate inviting holders of a substantial number of Shares to join the group. If additional stockholders join the group, the amount of funds required will be adjusted accordingly.

Item 4. Purpose of the Transaction.    Item 4 of the 13D is hereby amended by adding the following information:

          At the time of the filing of the Original 13D, Mr. Mansbach planned to sell the Pledged Shares in order to recover the money loaned together with the accrued interest thereon. Due to recent improvements in the Company's performance and results of operations, Mr. Mansbach no longer intends to sell the Shares held by him. Rather the Reporting Persons are presenting to the Company's Board of Directors a proposal to acquire all the outstanding Shares not owned by them. A copy of that proposal is attached hereto as Exhibit 99.1. The transaction would be structured as a tender offer by an entity created for that purpose at a price per share of $1.75. Promptly after consummation of the tender offer, the remaining Shares not owned by the Reporting Persons would be acquired through a merger at the tender offer price. The proposed transaction is subject, among other things, to (1) entering into a definitive agreement with the Company in form and substance customary for transactions of this sort, (2) approval of the transaction by a special committee of the Company's Board of Directors consisting of independent members of the board, (3) receipt of satisfactory financing for the transaction, and (4) receipt of a fairness opinion from the financial advisor to the special committee that the proposed transaction is fair from a financial point of view to the public stockholders.

        The Reporting Persons intend to invite a number of other directors and stockholders to join their group as well.

        The proposed transaction, if and when consummated, would result in the Shares ceasing to be eligible for listing on the Nasdaq Stock Market and becoming eligible for termination of registration under Section 12(g)(4) of the Act. The Reporting Persons do not have any present plans or proposals which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions set forth herein, although they reserve the right to develop such plans.

Item 5. Interest in Securities of the Issuer.

        (a)  The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the Shares beneficially owned by each member of such group, or an aggregate of 2,801,932 Shares, representing approximately 46.2% of the total outstanding Shares (based on the 5,919,616 Shares issued and outstanding as of the date hereof and including options to purchase 147,578 Shares held by any of the Reporting Persons which are exercisable within 60 days of the date hereof).

          Terrrance A. Smith may be deemed to be the beneficial owner of 213,669 Shares (3.5%).

          David M. Roth may be deemed to be the beneficial owner 190,261 of Shares (3.2%).

        (b)  The following table sets forth information as to the Shares which Mr. Smith and Mr. Roth individually has sole or shared power to vote or direct the disposition.

	Sole Power to Vote or Direct the Vote/ Sole Power to Dispose or Direct the Disposition		Shared Power to Vote or Direct the Vote/ Shared Power to Dispose or Direct the Disposition
	Number of Shares		Number of Shares
Terrance A. Smith	213,669	(1)	0
David M. Roth	19,084	(2)	171,177	(3)

/1/
Includes options to purchase 133,745 shares, currently exercisable or excisable within 60 days of the date hereof.

/2/
Includes options to purchase 13,833 shares, currently exercisable or excisable within 60 days of the date hereof.

/3/
Includes 75,441 shares held by Mr. Roth's wife, and 95,736 shares held by or beneficially owned by entities controlled by members of his family.

        (c)  There have been no transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by any of the Reporting Persons.

        (d)  No other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by any Reporting Person.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        To the knowledge of the Reporting Persons, except to the extent described in Item 4, and as set forth below, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

        Mr. Smith owns options to purchase (i) 10,000 Shares at an exercise price of $10.00 per Share, all which are currently exercisable; (ii) 2,000 Shares at an exercise price of $5.50 per Share, of which 1,333 are currently exercisable or exercisable within 60 days of the date hereof; (iii) 42,000 Shares at an exercise price of $2.75 per Share, of which one-third are currently exercisable or exercisable within 60 days of the date hereof; (iv) 125,000 Shares at an exercise price of $2.688 per Share, of which one- third are currently exercisable or exercisable within 60 days of the date hereof; (v) 200,236 Shares at an exercise price of $3.875 per Share, of which one-third are currently exercisable or exercisable within 60 days of the date hereof; and (vi) 50,000 Shares at an exercise price of $1.87 per Share, none of which are currently exercisable or exercisable within 60 days of the date hereof.

        Mr. Roth owns options to purchase (i) 10,000 Shares at an exercise price of $10.00 per Share, all which are currently exercisable; (ii) 2,000 Shares at an exercise price of $5.50 per Share, of which 1,333 are currently exercisable or exercisable within 60 days of the date hereof; and (iii) 7,500 Shares at an exercise price of $1.87 per Share, of which are 2,500 currently exercisable or exercisable within 60 days of the date hereof.

Item 7 Material to be Filed as Exhibits

99.1	Proposal, dated May 31, 2002, of Mr. Mansbach to the Company's Board of Directors.
99.2	Joint Filing Agreement, dated as of May 31, 2002, among the Reporting Persons.

SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GERALD MANSBACH Gerald Mansbach
/s/ TERRANCE A. SMITH Terrance A. Smith
/s/ DAVID M. ROTH David M. Roth
Date: May 31, 2002

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